SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1

                                INFOAMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.025 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   456648 10 4
                             ---------------------
                                 (CUSIP Number)

Richard Lubic                                      Martin Eric Weisberg, Esq.
President                                          Parker Chapin Flattau &
InfoAmerica Inc.                                   Klimpl, LLP
2600 Canton Court, Suite G                         1211 Sixth Avenue, 17th Floor
Fort Collins, Colorado 80525                       New York, New York  10036
(970) 221-5599                                     (212) 704-6000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is

-----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 456648104

                         (Continued on following pages)

                              (Page 1 of 70 Pages)
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Richard W. Clark
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  X
                                                                        (b)
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

--------------------------------------------------------------------------------
                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

NUMBER OF           7         SOLE VOTING POWER   11,067,200
SHARES
BENEFICIALLY                  --------------------------------------------------
OWNED BY            8         SHARED VOTING POWER   16,525,493(2)
EACH REPORT-
ING PERSON                    --------------------------------------------------
WITH                9         SOLE DISPOSITIVE POWER  11,067,200

                              --------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

-----------
     2 Such amount takes into account 2,691,493 shares of the Company's common stock subject to a Voting Trust to which Mr. Clark is the trustee.

                              (Page 2 of 70 Pages)

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          13,834,000

--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         53.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

                         IN
--------------------------------------------------------------------------------

                              (Page 3 of 70 Pages)

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Richard Lubic
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  X
                                                                  (b)
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States

NUMBER OF            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                  --------------------------------------------------
OWNED BY             8        SHARED VOTING POWER  13,834,000
EACH REPORT-
ING PERSON                    --------------------------------------------------
WITH                 9        SOLE DISPOSITIVE POWER  2,766,800

                              --------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              --------------------------------------------------
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         13,834,000
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------

                              (Page 4 of 70 Pages)

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

                         IN
--------------------------------------------------------------------------------

                              (Page 5 of 70 Pages)

ITEM 1.        SECURITY AND THE ISSUER

               The title of the class of equity securities to which this statement relates is:

                       Common  Stock,  $.025  par  value  ("Common  Stock"),  of
                       InfoAmerica,     Inc.,     a     Colorado     corporation
                       ("InfoAmerica").

               The name of the issuer and address of its principal executive offices are:

                       InfoAmerica, Inc.
                       2600 Canton Court, Suite G
                       Fort Collins, Colorado 80525


ITEM 2.        IDENTITY AND BACKGROUND

              This statement is filed on behalf of Richard W. Clark ("Clark")and Richard Lubic ("Lubic"). Clark and Lubic are collectively referred to as the "Reporting Persons".

              The principal business address of each of the Reporting Persons is c/o Dick Clark Productions, Inc., 3003 West Olive Avenue, Burbank, California 91510-7811. Clark and Lubic are each citizens of the United States of America.

              During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

              Clark and Lubic are principally engaged in the making of investments.

                              (Page 6 of 70 Pages)

              Clark and Lubic constitute, and are filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Pursuant to the Merger (as defined and more fully described in Item 4 below), Clark and Lubic acquired 13,834,000 of the issued and outstanding shares of capital stock of the issuer.

ITEM 4.        PURPOSE OF TRANSACTION

              On June 8, 1999, the transactions contemplated by the Merger Agreement and Plan of Reorganization (the "Merger Agreement") among InfoAmerica, Inc., a Colorado corporation (the "Company"), RWC Communications, Inc., a California corporation, ("RWC"), D&K Communications, Inc., a California corporation, ("D&K") and DL Hawk Communications, Inc., a California corporation, ("DL", together with RWC and D&K, the "Acquiree Corporations"); Richard W. Clark ("Clark") and Richard Lubic ("Lubic" and together with Clark, the "Sellers"); and Paul Knight and Larry Salmen (collectively, the "Buyers"), were consummated. Based in California, RWC, D&K and DL constitute and operate DDD Cablevision, Ltd., a California partnership, which operates a cable television system in Tehachapi, California. The Reporting Persons are the owners of all of the issued and outstanding common stock of RWC, D&K and DL. Based in Colorado, the Company is engaged in the creation and selling of order entry software programs.

              A copy of the Merger Agreement was filed as Exhibit 2.1 to the current report on Form 8-K of the Company dated June 23, 1999 and filed with the Securities and Exchange Commission (the "SEC") on June 23, 1999 (the "8-K"). Copies of the press release of the Company dated June 7, 1999 (the "Press Release") was filed as Exhibit 99.1 to the 8-K. The Merger Agreement and the Press Release are hereby incorporated herein by reference as Exhibits 2.1 and
99.1. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

Merger Agreement.

                              (Page 7 of 70 Pages)

              Pursuant to the Merger Agreement, on June 8, 1999, among other things, (a) RWC merged with and into IFOA-RWC, Inc., (b) D&K merged with and into IFOA-D&K, Inc., (c) DL merged with and into IFOA-DL, Inc. (collectively, the "Merger Transactions"), and (d) as a result of the Merger Transactions, the registrant, through the Merger Subsidiaries, acquired ownership and control of the Acquiree Corporations and in exchange therefore, the registrant issued to the Sellers an aggregate of 13,834,000 unregistered "restricted" shares (the "Acquiror Shares") of the registrant's common stock, par value $.025 per share (the "Common Stock"). The Acquiror Shares issued by the registrant and acquired by the Sellers represent approximately 53.2% of the registrant's total issued and outstanding Common Stock and accordingly such acquisition may be deemed to be a change in control of the registrant. The Sellers agreed that they will hold such Acquiror Shares for investment purposes and not for public distribution unless and until the Acquiror Shares are registered under the Securities Act of 1933 (the "Securities Act") or until the restrictions under Rule 144 of the Securities Act have lapsed.

              At the closing of the transactions contemplated in the Merger Agreement (the "Closing"), Paul Knight, Larry Salmen and all other members of the board of directors of the registrant resigned and in their place the Company's newly constituted board of directors appointed Clark as Chairman, Lubic as President and a director, to fill the vacancies created by such resignations and has also appointed Michael Risman, Milton Miller and Matthew Paul Lasky as directors.

Shareholders Agreement

              Contemporaneously with the Closing, the registrant's newly constituted board of directors approved the issuance to certain shareholders of the registrant (the "Restricted Shareholders") shares of the registrant's Common Stock (the "Restricted Shares") as payment for financial consulting and other services rendered or to be rendered in connection with the transactions contemplated in the Merger Agreement. The Restricted Shareholders, in consideration for their receipt of the Restricted Shares, entered into a Voting and Shareholders Agreement (the "Shareholders Agreement") whereby each of the Restricted Shareholders, simultaneously with the execution and

                              (Page 8 of 70 Pages)
delivery of the Shareholders Agreement transferred one-third (1/3) of their respective Restricted Shares to a Voting Trust (the "Voting Trust") in favor of Clark as voting trustee ("Trustee"), to be held by Clark pursuant to the terms of a Voting Trust Agreement (the "Voting Trust Agreement"). The description of the terms of the Shareholders Agreement contained in this report does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is filed as an exhibit hereto.

              The terms of the Shareholders Agreement provide that the Restricted Shares transferred to the Voting Trust by the Restricted Shareholders may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of until the first to occur of: (i) two (2) years from the closing of the Merger Transactions and the other transactions contemplated by the Agreement and Plan of Reorganization; or (ii) both of the following: (a) the registrant through the efforts of the Restricted Shareholders has raised not less than $3,000,000 of gross proceeds by means of financings of debt or equity securities or a combination thereof within the two year period from the date of the closing of the Merger Transactions and the other transactions contemplated by the Merger Agreement; and (ii) the closing bid price of the Common Stock in the NASDAQ SmallCap market (or such other market on which the registrant's Common Stock is regularly traded) for the fifteen (15) consecutive trading days prior to the date of a proposed "prohibited transfer" has equaled or exceeded $3.00 per share (on a contemplated post closing one for two share reverse-split basis).

Voting Trust Agreement

               Concurrently with the execution and delivery of the Shareholders Agreement, the Restricted Shareholders, Clark and the Company entered into the Voting Trust Agreement. Under the terms of the Voting Trust Agreement, the Restricted Shareholders deposited with the Trustee certificates representing the Restricted Shares. The Trustee is holding the Restricted Shares subject to the terms of the Voting Trust Agreement and the Shareholders Agreement and thereupon issued and delivered to the Restricted Shareholders a certificate for the Restricted Shares so deposited. Except as otherwise expressly provided in the Voting Trust Agreement, the Trustee is entitled to exercise all

                              (Page 9 of 70 Pages)
powers under the Voting Trust Agreement in his sole and absolute discretion; which powers include the following: until (i) the surrender of the Voting Trust Certificates for cancellation, and (ii) the actual delivery to the holders of the voting trust certificate or certificates representing Shares of the Company's Common Stock in exchange therefor, the Trustee shall possess and be entitled, in the Trustee's sole discretion, to exercise, in person or by his nominees or proxies, all the rights and powers of an absolute owner of the Restricted Shares, including, without limitation, the right to receive dividends on the Restricted Shares and the right to vote, consent in writing or otherwise act with respect to any corporate or shareholder's resolution or action to the fullest extent permitted by applicable law. The registrant is not a party to the Voting Trust Agreement, and the description of the terms of the Voting Trust Agreement contained in this report does not purport to be complete and is qualified in its entirety by reference to the Voting Trust Agreement, which was filed as an exhibit hereto.

               After giving effect to the exchange of shares of the Acquiree Corporations for shares of the registrant's Common Stock, Clark is the direct owner of 11,067,200 shares of Common Stock and Lubic is the direct owner of 2,766,800 shares of Common Stock. Pursuant to Rule 13d-5 under the Exchange Act, Clark and Lubic may each be considered to be the beneficial owner of 13,384,000 shares of Common Stock.

Voting Agreements.

               As an inducement to the parties to enter into the Merger Agreement, Paul Knight and Larry Salmen and certain other affiliates of the issuer(together, the "Principal Stockholders") have each entered into a Voting Trust Agreement with Clark acting as Trustee (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), pursuant to which each Principal Stockholder has granted to the Trustee the right, subject to the provisions set forth in the Voting Agreement, in the Trustee's sole and absolute discretion, to exercise all of the rights and powers of an absolute owner of the shares which have been deposited under the Voting Agreement, including, without limitation, the right to receive dividends on such shares and the right to vote, consent in writing or otherwise act with respect to any corporate or shareholders' resolution or action. A copy

                              (Page 10 of 70 Pages)
the form of Voting Agreement was filed as Exhibit 99.2 to the 8-K and is hereby incorporated herein by reference as Exhibit 99.2. The description of the Voting Agreements is qualified by reference to the form of the Voting Agreement incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               The Reporting Persons have acquired control over InfoAmerica pursuant to the Merger. At the time of the Merger, the Reporting Persons acquired 52.3%, in the aggregate, of the outstanding shares of capital stock of InfoAmerica.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

               Reference is made to Item 4 above and the exhibits incorporated herein by reference for a description of the Merger Agreement and the Voting Agreements.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 2.1 Merger Agreement and Plan of Reorganization dated June 8, 1999, among InfoAmerica, Inc.; RWC Communications, Inc., D&K Communications, Inc.,and DL Hawk Communications, Inc., Richard W. Clark, Richard Lubic; and Paul Knight and Larry Salmen. 1

               Exhibit 99.1        Press Release of InfoAmerica, Inc. dated
                                   June 7999. 2
--------

    1           Filed as Exhibit 2.1 to the Current Report on Form 8-K of
InfoAmerica, Inc., dated June , 1999 and filed with the Commission on June , 1999 and incorporated herein by reference.

    2           Filed as Exhibit 99.1 to the Current Report on Form 8-K of
InfoAmerica, Inc., dated June , 1999 and filed with the Commission on June , 1999 and incorporated herein by reference.

                              (Page 11 of 70 Pages)

               Exhibit 99.2 Form of Voting Trust Agreement dated as of June 8, 1998, between Richard W. Clark and certain stockholders of InfoAmerica and InfoAmerica. 3

               Exhibit 99.3 Form of Voting and Shareholders Agreement dated as of June 8, 1998, between Richard W. Clark, Richard Lubic and certain stockholders of InfoAmerica. 4





------------
     3        Filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

     4        Filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

                              (Page 12 of 70 Pages)

                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 22, 1999



/s/ Richard W. Clark
-------------------------
Richard W. Clark


                              (Page 13 of 70 Pages)

                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 22, 1999



/s/ Richard Lubic
---------------------------
Richard Lubic

                              (Page 14 of 70 Pages)